UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
              RULE 13d-1(a0 AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)
                                 (Amendment No._)*

                            PaperClip Software, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                   6988211 05
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                                 (CUSIP Number)

Richard A. Goldberg, Esq.
Swidler Berlin Shereff Friedman,LLP
405 Lexington Avenue
New York, New York 10174
(212)973-0111
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     (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                 March 20, 2003
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13d-1(g), check the following box: [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                      Page 1 of 5 pages

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CUSIP No.       0006988211                                    Page 2 of 5 Pages
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          NAMES OF REPORTING PERSONS
1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          William Weiss
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |x|
-------- -----------------------------------------------------------------------

3            SEC USE ONLY

-------- -----------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)
         PF
-------- -----------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RERQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

-------- -----------------------------------------------------------------------

    NUMBER OF         7      SOLE VOTING POWER          4,685,317
      SHARES          ------ ---------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER         0
     OWNED BY         ------ ---------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER     4,685,317
    REPORTING         ------ ---------------------------------------------------
     PERSON           10     SHARED DISPOSITIVE POWER    0
      WITH            ------ ---------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,685,317
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)         |_|
 ------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.1%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

    Item 1. Security and Issuer

              Securities:    Common Stock, par value $0.01 per share
             (the "Common Stock")

            Issuer:          PaperClip Software, Inc.
                             611 Route 46 West
                             Hasbrouck Heights, NJ 07604

Item 2. Identity and Background.
        (a) , (b) William Weiss
                  c/o PaperClip Software, Inc.
                  611 Route 46 West
                  Hasbrouck Heights, NJ 07604

         (c) Chief Executive Officer and Treasurer of the Issuer.

     (d), (e) During the last five years, the Reporting person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Considerations

     The Reporting Person and Access Solutions International Inc. ("ASI") entered into a Stock Purchase Agreement, dated as of March 20, 2003, pursuant to which the Reporting Person purchased from ASI 3,649,543 shares of Series A Preferred Stock of the Issuer, par value $0.01 per share, (the "Preferred Shares"). The Preferred Shares are convertible into shares of Common Stock at a ratio of one-to-one, subject to certain customary anti-dilution adjustments as set forth in the Certificate of Designations governing the Preferred Shares. The consideration for the Preferred Shares was $106,986.29 and was paid using the Reporting Person's personal funds. Such consideration represents a discount to market which takes into account the fact that the Preferred Shares are restricted securities and are not freely tradable.

Item 4. Purpose of Transaction

     The Reporting Person intends to make available to a limited number of individuals, which may include employees of the Company, the right to acquire a portion of the Preferred Shares purchased by him from ASI for the same purchase price per share paid by the Reporting Person.

     Except as otherwise set forth above in this Item 4, the Reporting Person has no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) Based on the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002, there are 8,196,521 shares of Common Stock issued and outstanding as of November 11, 2002.

     The Reporting Person beneficially owns 4,685,317 shares of Common Stock individually (adjusted to include 770,921 options exercisable within 60 days of March 20, 2003 and 3,649,543 shares of Series A Preferred Stock convertible within 60 days of March 20, 2003). The Reporting Person has sole voting and dispositive power with respect to such shares.

             (c)                 Please see Item 3.
             (d)  Not applicable.
             (e)                 Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

     Upon purchase of the Preferred Shares, the Reporting Person became a successor to ASI under that certain Registration Rights Agreement, dated as of November 1, 2000, by and between the Issuer and ASI, thereby conferring upon the Reporting Person certain registration rights relating to the shares of Common Stock issuable upon conversion of the Preferred Shares.


Item 7.  Material to be Filed as Exhibits.

            None.

                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



/s/WILLIAM WEISS
WILLIAM WEISS
Dated:  March 27, 2003